OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: November 30, 2010 Estimated average burden hours per response. . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number of Issuing Entity: 0-23961

Metris Master Trust

(Exact name of Issuing Entity as specified in its charter)

HSBC Finance Corporation

(Exact name of Servicer as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization of the Issuing Entity)	Not Applicable (I.R.S. Employer Identification Number of Issuing Entity)
Metris Master Trust c/o HSBC Finance Corporation Attention: Victoria F. Stach, Esq. 26525 North Riverwoods Blvd., Mettawa, Illinois 60045 (Address of principal executive offices of the Issuing Entity)

Metris Master Trust

Series 1996-1	Class A, B, D and D	Series 1999-3	Class A and B	Series 2001-4	Class A and B
Series 1997-1	Class A, B, C and D	Series 2000-1	Class A and B	Series 2002-3	Class A and B
Series 1997-2	Class A, B, C and D	Series 2000-2	Class A and B	Series 2002-4	Class A and B
Series 1998-2	Class A and B	Series 2000-3	Class A and B	Series 2004-1	Class A and B
Series 1998-3	Class A and B	Series 2001-1	Class A and B	Series 2004-2	Class A, B and M
Series 1999-1	Class A and B	Series 2001-2	Class A and B	Series 2005-1	Class A, B and M
Series 1999-2	Class A and B	Series 2001-3	Class A and B	Series 2005-2	Class A, B and M

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i)	☐ ☐ ☐	Rule 12h-3(b)(1)(ii) Rule 15d-6	☐ ☒

Approximate number of holders of record as of the certification or notice date: NONE.

Pursuant to the requirements of the Securities Exchange Act of 1934, HSBC Finance Corporation, as Servicer of the Metris Master Trust, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 26, 2009	HSBC Finance Corporation, as Servicer By: /s/ Mick Forde Mick Forde, Senior Vice President, General Counsel-Treasury and Asst. Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069(02-08)